NO ACT

PE
1-23-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038783

Received SEC
MAR 2 3 2009
Washington, DC 20549

March 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-23-09

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2009

Dear Ms. Goodman:

This is in response to your letter dated January 23, 2009 concerning the shareholder proposal submitted to ExxonMobil by Ram Trust Services and the Connecticut Retirement Plans and Trust Funds. We also have received a letter on Ram Trust Services' behalf dated February 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

March 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2009

The proposal would amend ExxonMobil's bylaws to require, in part, that the chairman of the board shall not otherwise be an officer or employee of ExxonMobil and, subject to the board of directors, shall speak for, and direct the administration of the activities of, the board.

We are unable to conclude that ExxonMobil has met its burden of establishing that it may exclude the proposal in reliance on rules 14a-8(i)(1), 14a-8(i)(2), or 14a-8(i)(6). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(1), 14a-8(i)(2), or 14a-8(i)(6).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

ABBE L. DIENSTAG
PARTNER
PHONE 212-715-9280
FAX 212-715-8280
ADIENSTAG@KRAMERLEVIN.COM

February 11, 2009

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exxon Mobil Corporation
Shareholder Proposal of Ram Trust Services and the Connecticut Retirement Plans and Trust Funds
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are writing in response to a letter to you dated January 23, 2009 from Gibson, Dunn & Crutcher LLP, counsel for Exxon Mobil Corporation, regarding a shareholder proposal (the "Proposal") our client, Ram Trust Services, submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

In substance the Proposal is that the By-laws of Exxon Mobil be amended to provide that the chairman of the board shall not otherwise be an officer or employee of the corporation, shall preside at all meetings of shareholders and directors and, subject to the board of directors, shall speak for, and direct the administration of the activities of, the board of directors.

Gibson Dunn has written to you requesting no-action relief if Exxon Mobil excludes the Proposal from its proxy materials pursuant to -

- Rule 14a-8(i)(2), because it contends implementation of the Proposal would cause Exxon Mobil to violate state law;
- Rule 14a-8(i)(1), because it contends the Proposal is not a proper subject for shareholder action under state law; and

- Rule 14a-8(i)(6), because it contends Exxon Mobil lacks the power or authority to implement the Proposal.

Alternatively, if the Staff does not concur that the Proposal is excludable for one or more of the reasons stated above, then Gibson Dunn requests no-action relief pursuant to Rule 14a-8(i)(11), because it contends the Proposal is substantially duplicative of another shareholder proposal received prior to the Proposal.

We address each one of Gibson Dunn's contentions herein. For the convenience of the Staff, we do so in the order in which Gibson Dunn's contentions are set forth in its January 23, 2009 letter. Gibson Dunn has submitted an opinion letter dated January 23, 2009 from Day Pitney LLP, New Jersey counsel, in support of some of these contentions. To the extent Day Pitney in its opinion makes contentions or arguments not in the Gibson Dunn letter, we address these as well.

ANALYSIS

I. Implementation of the Proposal is entirely consistent with state law and would not cause the Company to violate state law.

A. *The By-law amendments specified in the Proposal, if adopted, would not conflict with other provisions of the By-laws and would not conflict with any provision of the New Jersey Act.*

Gibson Dunn's first contention, that the By-law amendments specified in the Proposal would conflict with other provisions of Exxon Mobil's By-laws and would conflict with the New Jersey Act, is based on a false premise - the premise that, under the By-law amendments specified in the Proposal, the chairman of the board would not be an officer of the corporation. That is not so. That is not what was intended, and that is not what the Proposal says. It says "The chairman of the board shall not *otherwise* be an officer or employee of the corporation." (emphasis added) Thus under the By-law amendments specified by the Proposal, the chairman of the board cannot hold any other office of the corporation. Nor can he or she be an employee of the corporation. But the chairman of the board would, as the By-laws of Exxon Mobil provide and as Section 14A:6-15(1) of the New Jersey Business Corporation Act provides, an officer of the corporation in his or her capacity as chairman of the board.[1]

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[1] The Day Pitney opinion is based on this same false premise, though Day Pitney arrives at it somewhat differently. While Gibson Dunn simply closed its eyes to the word "otherwise," Day Pitney focused on the term "nonexecutive chairman" in the proponent's supporting statement and somehow concluded that the chairman would not be an officer of the

Gibson Dunn's second contention is likewise based on a false premise - the premise that, under the By-law amendments specified in the Proposal, the chairman of the board would have *exclusive* authority to call special meetings of the board and to change the time or place of any regular meeting.[2] Again, that is not so. That is not what was intended, and that is not what the Proposal says. The Proposal does not say that the chairman of the board has such *exclusive* authority, and there is no inconsistency with other provisions of the By-laws giving other persons as well the right to call special meetings or change the time or place of regular meetings.

Thus, the By-law amendments specified in the Proposal would not conflict with other provisions of Exxon Mobil's By-laws and would not conflict with New Jersey law.

Gibson Dunn cites the no-action letter in *The Home Depot, Inc.* (avail. Feb. 12, 2008). But, as the opinion of Richards, Layton & Finger, P. A. filed in support of the Company's no-action request demonstrates, that case was very different. Home Depot, a Delaware corporation, had provisions in its certificate of incorporation (i.e., its charter) that the board of directors "shall have the right... to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board... and each of its members, including without limitation... the determination by resolution of the Board of Directors of the officers of the corporation and their respective titles and duties," and that "no by-law shall be adopted by stockholders which shall interpret or qualify, or impair or impede the implementation of, the foregoing."

Under Delaware law (and under New Jersey law) a by-law that conflicts with a provision in the charter is invalid. The proposal in Home Depot to provide for an independent chairman was deemed to conflict with Home Depot's charter and was therefore found to be invalid under state law. By contrast, Exxon Mobil has no such charter provision. The By-law amendments specified in the Proposal are not in conflict with any provisions of Exxon Mobil's charter.

B. *The proposal does not impermissibly restrict the Board of Directors' authority to manage the business and affairs of the Company in violation of the New Jersey Act.*

---

corporation. That is a total *nonsequitur*. There are executive officers and nonexecutive officers. The proponent refers to the chairman as nonexecutive because, under the Proposal, he would not be the chief executive officer or report directly or indirectly to the chief executive officer. But he would be a nonexecutive officer..

[2] The Day Pitney opinion is based on this same false premise.

The New Jersey Business Corporation Act provides, as do the corporate statutes of Delaware and most of, if not all, other states, that the business and affairs of the corporation shall be managed by its board of directors. Gibson Dunn contends that the By-law amendments contained in the Proposal would impermissibly restrict the board's authority by precluding the board from appointing as chairman a person who holds an officer or employee position with the corporation. The opinion of Day Pitney is based on this same contention.

The Day Pitney opinion states the issue as follows: "At issue is whether the shareholder-proposed bylaw, if adopted, would improperly infringe upon the Board's management authority granted by New Jersey law." We agree. Day Pitney acknowledges the absence of pertinent New Jersey case law and finds it appropriate to look to Delaware case law. We deal regularly with matters of Delaware corporate law and opine on matters of Delaware corporate law which are presented to us from time to time, such as the matters here at issue.

Day Pitney cites the opinion of the Delaware Supreme Court in CA, Inc. v. AFSCME, 953 A.2d 227 (Del. 2008). We agree that is the most recent relevant Delaware authority. Day Pitney then reads CA to say: "While bylaws that serve to regulate the process by which the board acts are permissible, bylaws that seek to dictate the outcome, and therefore the substance, of the board's decisions are not." On the basis of this formulation Day Pitney concludes that the By-law amendments contained in the Proposal are impermissible because they mandate the substance of a board decision.

But that is not what the Delaware Supreme Court said in CA, and that is not what the Court held. The Day Pitney formulation hardly squares with the holding in CA. CA held that a shareholder proposed by-law mandating that the board of directors of a Delaware corporation reimburse the reasonable expenses of a shareholder in connection with the nomination of candidates in a contested election of directors was a proper subject for shareholder action as a matter of Delaware law.

To the contrary, the Day Pitney formulation is close to what CA argued and close to what the Delaware Supreme Court explicitly rejected:

> "Implicit in CA's argument is the premise that *any* bylaw that in *any* respect might be viewed as limiting or restricting the power of the board of directors automatically falls outside the scope of permissible bylaws. That simply cannot be. . .to argue that the Bylaw at issue here limits the board's power to manage the business and affairs of the Company only begins, but cannot end, the analysis needed to decide whether the Bylaw is a proper subject for shareholder action." 953 A.2d at 234.

What the Delaware Supreme Court did say, quoting a noted scholar, was "the efforts to distinguish by-laws that permissibly limit director authority from by-laws that impermissibly do so have failed to provide a coherent analytical structure, and the pertinent statutes provide no guidelines for distinction at all." The Court acknowledged that it was unable "to articulate with doctrinal exactitude a bright line that divides those bylaws that shareholders may unilaterally adopt. . . from those which they may not. . ." And further, "We do not attempt to delineate the location of that bright line in this Opinion. What we do hold is case specific." To resolve these issues the Court stated that it "must resort to different tools, namely, decisions of this Court and of the Court of Chancery that bear on this question." 953 A.2d at 233, 234.

Now that CA has been decided, we have that decision as precedent. But even before CA, we have Hollinger International, Inc. v. Black, 844 A.2d 1022 (Del. Ch. 2004), *aff'd*, 872 A.2d 559 (Del. 2005). There the Delaware court held that a shareholder adopted by-law that mandated the abolishment of a board committee created by action of the board did not impermissibly interfere with the board's authority to manage the business and affairs of the corporation.

We will not attempt to articulate a bright line formulation where the Delaware Supreme Court expressly declined to do so. But we will articulate what we believe is the approach taken by the Delaware Supreme Court and the Court of Chancery in resolving these issues.

We believe a Delaware Court would look at the context of the by-law at issue and whether it relates to a subject in which shareholders have a legitimate interest; the purpose of the by-law and its effect; how intrusive is the by-law on the authority of the board of directors to manage the business and affairs of the corporation; and whether the by-law is no more intrusive on that authority than is necessary to accomplish a legitimate shareholder objective.

The By-law amendments contained in the Proposal address four specific issues:

(i) Whether the chief executive officer or a nonexecutive chairman (whom the board would appoint) shall preside at meetings of the board of directors;

(ii) Whether the chief executive officer or a nonexecutive chairman (whom the board would appoint) shall preside at meetings of shareholders;

(iii) Whether the chief executive officer or a nonexecutive chairman (whom the board would appoint) shall speak for the board of directors; and

(iv) Whether the chief executive officer or a nonexecutive chairman (whom the board would appoint) shall direct the administration of the activities of the board of directors.

The context of these issues is all process related, specifically how the board should function. Given the fact that, under Exxon Mobil's By-laws, the general care and supervision of the business and affairs of the corporation is delegated to its chief executive officer, one of the most important functions, if not the most important function, of the board of directors is to oversee and supervise the chief executive officer himself – to evaluate the performance of the chief executive officer; to consider whether the chief executive officer's business plans are taking the corporation in the right direction; to consider whether the chief executive officer is choosing the right management personnel to do the job; to consider whether the chief executive officer is subjecting the corporation to undue risk; and, ultimately, to consider whether the board should replace the chief executive officer.

The shareholders of Exxon Mobil have a very strong legitimate interest in the process of how the board of directors, whom they elect, functions in its relations with the chief executive officer and management personnel who report to the chief executive officer. The purpose of the Proposal is to allow shareholders to decide whether the process inherent in Exxon Mobil's existing By-laws in having the chief executive officer preside at meetings of the board of directors, of having the chief executive officer speaking for the board of directors, and of having the chief executive officer directing the administration of the activities of the board of directors is the process they wish the board to follow in managing the business and affairs of Exxon Mobil or whether they would prefer the process inherent in having a nonexecutive chairman fill those roles.

The By-law amendments contained in the Proposal are as little intrusive as they can be to accomplish these objectives. As a practical matter, only one individual is disqualified from serving in those capacities and filling that role and only because that one individual could not serve in those capacities consistent with the objectives of the Proposal. The By-law amendments contained in the Proposal are far less intrusive on the authority of the board of directors than the provisions of the existing By-laws they would replace. The existing By-laws provide that the board of directors must elect the chief executive officer as its chairman even if the directors, in exercising their fiduciary duties in managing the business and affairs of Exxon Mobil, believe that another individual is better suited and more qualified to fill that role.

We have reviewed the Day Pitney opinion. We point out that on this issue, to which Day Pitney looks to Delaware case law, the opinion does not cite any authority and is not based on any Delaware cases. Rather, it is based on Day Pitney's own doctrinal formulation of a line, however bright, that divides between permissible and impermissible by-laws that shareholders may adopt. As we point out above, the Delaware Supreme Court in CA rejected that approach in favor of deciding this issue on a case specific basis, resorting to decisions of the Delaware Courts that bear on these issues.

We respectfully disagree with the Day Pitney opinion. In our opinion, a court looking to Delaware case law, in the context of a statutory framework similar to that of Delaware in mandating that the business and affairs of a corporation shall be managed by its board of directors, would hold that the By-law amendments contained in the Proposal do not impermissibly restrict the board's authority to manage the business and affairs of the corporation.

We are submitting herewith the opinion of Wilentz Goldman & Spitzer P.A., New Jersey counsel, to the effect that, in their opinion, the By-law amendments contained in the Proposal, if adopted, would not conflict with Exxon Mobil's other By-laws, would not conflict with New Jersey law, and would not unduly restrict the general authority of the board of directors to manage the business and affairs of the Corporation or require the members of the board to breach their fiduciary obligations to the Corporation and its shareholders. Accordingly, it is their opinion that the Proposal is a proper subject for shareholder action under New Jersey law and the adoption and implementation of the By-law amendments contained in the proposal would not cause the Corporation to violate New Jersey law.

Thus, we have conflicting opinions of counsel.[3] This is not so unusual. In the CA case itself, there were conflicting opinions as well. We would be pleased to have the relevant questions certified to the appropriate court. Failing that, we would be pleased to have the Staff make its own determination based on the submissions it has before it. In any event, we believe the proponent has the right to have the Proposal included in Exxon Mobil's proxy materials under Rule 14a-8, and the issuer has the burden of establishing a basis for its exclusion.[4]

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[3] The Day Pitney opinion acknowledges that there is no relevant New Jersey authority on this issue and looks to Delaware case law. Day Pitney does not assert that the issue has been definitively decided under Delaware case law. Rather, Day Pitney's opinion is simply that, its opinion on the subject, with which other competent counsel differ.

[4] See Rule 14a-8(g) ("Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."); and Staff Legal Bulletin 14 ("The company has the burden of demonstrating that it is entitled to exclude a proposal. . . . Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy material.").

On the basis of the opinion of Wilentz Goldman & Spitzer, New Jersey counsel, submitted herewith and under the reasoning of the cases in the Delaware Courts cited herein, we believe the Proposal is a proper subject for action by shareholders and that the issuer has not met its burden of establishing that the Proposal is not a proper subject for action by shareholders.

One further contention remains to be addressed. The opinion of Day Pitney contends that the By-law amendments contained in the Proposal would eliminate the board's ability to appoint another person to act for the chairman in the latter's absence. This contention again is based on a misreading of the Proposal.

As Day Pitney itself says, "appointing another person to act for the chairman on a temporary basis is a fundamental right of the Board in the discharge of its statutory functions under (the New Jersey statute)." Thus the Exxon Mobil board has that inherent power and authority. Exxon Mobil's existing By-laws provide that, in the absence of the chairman (who is also the chief executive officer), the president shall preside at meetings of shareholders and directors. The By-law amendments contained in the Proposal do not eliminate the authority of the board to appoint another person to act in place of the chairman in the event of the chairman's absence. They simply go silent on the subject, leaving the board of directors with its inherent power to appoint any one it wishes to act in place of the chairman.

If anything, it is the existing Exxon Mobil By-laws that are intrusive by providing that, in the absence of the chairman, the president shall preside at meetings of shareholders and directors and exercise the other powers and duties of the chairman. The By-law amendments contained in the Proposal encroach on the board's authority not at all, leaving the board of directors free to appoint any one or more individuals it feels are most qualified and suited for the roles, be they one or more other directors or the chief executive officer, to preside at such meetings and to exercise such powers and perform such duties in the absence of the chairman.

C. *The Proposal, if implemented, would not cause the Board to breach its fiduciary duties under the New Jersey Act.*

Gibson Dunn and the opinion of Day Pitney contend that the implementation of the Proposal would cause the board of Exxon Mobil to violate its fiduciary duties to the corporation and its shareholders. This, they contend, is because the board has a fiduciary duty to appoint the most competent and suitable persons to lead the company, and the By-law amendments contained in the Proposal, by requiring the board to appoint one individual as chief executive officer and another individual as chairman would cause the board to breach that duty if it has identified one individual who is most qualified to fill both roles.

This is classic bootstrap argument. If the By-law amendments contained in the Proposal are adopted, the board's duty is to appoint the most competent and suitable individual to be the chief executive officer and to appoint the most competent and suitable other individual to be the chairman. There is no issue of fiduciary duty.[5]

We cannot help but note the irony in Exxon Mobil arguing that the implementation of the Proposal would cause the board to violate its fiduciary duties to the corporation and its shareholders, when Exxon Mobil's existing By-laws are far more intrusive on the board's authority. Under the By-law amendments contained in the Proposal, the board's fiduciary duty is as stated above. By contrast, Exxon Mobil's existing By-laws mandate that the board appoint the same individual as chief executive officer and chairman even if the board determines, for example, that a person other than the chief executive officer is more qualified and better suited to perform the duties of the chairman.

II. ***The Proposal may not be excluded under Rule 14a-8(i)(1). The Proposal is a proper subject for shareholder action under state law.***

Gibson Dunn's contentions here merely duplicate its contentions set forth and addressed above.

III. ***The Proposal may not be excluded under Rule 14a-8(i)(6). The Company has the power and authority to implement the Proposal.***

Gibson Dunn's contentions here merely duplicate its contentions set forth and addressed above.

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[5] Gibson Dunn and the opinion letter of Day Pitney state that, if the By-law amendments contained in the Proposal are adopted, the board of Exxon Mobil would have to remove Mr. Tillerson as chief executive officer or as chairman. That is not correct. Officers of the corporation, including the chairman of the board, are elected at the organization meeting of the board, which is held on the day of the annual meeting of shareholders. See Exxon Mobil By-laws, Article II, section 2, and Article IV, section 1. Thus, if the By-law amendments contained in the Proposal are adopted at the forthcoming annual meeting of shareholders, the Exxon Mobil board will not have to remove Mr. Tillerson from either position but would simply elect a chief executive officer and another person as the chairman at the organization meeting immediately following the annual meeting of shareholders.

IV. ***The Proposal may not be excluded under Rule 14a-8(i)(11). The Proposal is not substantially duplicative of a previously submitted Proposal.***

Gibson Dunn's contention that the Proposal is substantially duplicative of a previously submitted proposal is, to say the least, rather far fetched. Another shareholder has submitted a proposal (the "Prior Proposal") requesting the Exxon Mobil board to take appropriate action to change the company's jurisdiction of incorporation to North Dakota and to elect to be subject to the North Dakota Publicly Traded Corporations Act (the "NDPTC Act"). Gibson Dunn contends that the Proposal is duplicative of the Prior Proposal because one of the many provisions of the NDPTC Act is that the chair of the board may not serve as an executive officer of the corporation.

As Gibson Dunn states, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." We can only determine the "principal thrust" and "principal focus" of the Prior Proposal from the language of the proposal and the proponent's statement in support thereof. The Prior Proposal focuses on five benefits to shareholders by reincorporation in North Dakota and electing to be subject to the NDPTC Act: (1) the right of proxy access for shareholders who own 5% of the company's shares; (2) the reimbursement of shareholders for their expenses in proxy contests; (3) provisions regarding the classification of the board of directors; (4) the ability of the board to adopt a poison pill; and (5) a shareholder vote each year on executive pay practices. Nowhere in the Prior Proposal or in its supporting statement is there any mention of the chair of the board not being an executive officer of the corporation. Indeed only shareholders who on their own knew that the new NDPTC Act had such a provision would be aware that that would be a consequence of reincorporation. It is hard to imagine how one can conclude that the "principal thrust" of the Prior Proposal is to prohibit an officer of the company from serving as chairman of the board.

Gibson Dunn further states that the primary rationale behind the "principal thrust/principal focus" concept is that the inclusion in a single proxy statement of multiple proposals addressing the same issue in different terms may confuse shareholders and place a company and its board of directors in a position where they are unable to determine the shareholders' will. As we point out above, there is no basis for the argument that the inclusion of the Proposal and the Prior Proposal would create confusion for shareholders and no basis for the argument that the company would be unable to determine the shareholders' will if one proposal were adopted and the other failed.

CONCLUSION

For the reasons set forth above, we believe there is no basis for excluding the Proposal from Exxon Mobil's proxy materials and the Staff should not grant Exxon Mobil any no-action relief. We believe our client, Ram Trust Services, is entitled to have the Proposal included in Exxon Mobil's proxy materials in accordance with Rule 14a-8 so that shareholders of Exxon Mobil can consider and vote upon it.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 715-9280 or Joshua M. Berman at (212) 715-9109. If the Staff does not concur with our position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of any response to Exxon Mobil or its counsel.

Yours very truly,

Abbe L. Dienstag

Abbe L. Dienstag

ALD/ae

VIA FEDERAL EXPRESS

cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

cc: Day Pitney LLP
200 Campus Drive
Florham Park, NJ 07932

Mr. David Rosenthal
Vice President for Investor Relations and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

WILENTZ GOLDMAN &SPITZER P.A.

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February 11, 2009

Ram Trust Services
45 Exchange Street
Portland Maine 04101
Attention: John P.M. Higgins, President

Re: Shareholder Proposal – Exxon Mobil Corporation

Gentlemen:

You have informed us that Ram Trust Services ("Ram") has submitted a request to Exxon Mobil Corporation (the "Corporation"), a corporation organized under the New Jersey Business Corporation Act (the "Act"), to include in its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal ("Proposal") to amend the Corporation's By-Laws. The proposed amendment ("Amendment") would read as follows:

> RESOLVED, that Sections 4, 5 and 6 of Article IV of the by-laws be amended to read as follows:
>
> 4. The chairman of the board shall preside at all meetings of shareholders and directors. The chairman of the board shall not otherwise be an officer or employee of the corporation and, subject to the board of directors, shall speak for, and direct the administration of the activities of, the board of directors.

5. The president shall be the chief executive officer of the corporation and, subject to the board of directors, shall have general care an supervision of the business and affairs of the corporation.

6. In the event of death, absence, or disability of the president, an executive or senior vice president may be designated by the board to exercise the powers and perform the duties of the president.

You have further advised us that the Corporation, through its counsel, has informed the United States Securities and Exchange Commission ("Commission") that it intends to omit the Proposal from the aforementioned proxy materials on the grounds that the Amendment would, if adopted, be invalid under the law of the State of New Jersey ("New Jersey law").

You have requested our opinion whether the Amendment is a proper subject for shareholder action under New Jersey law and whether implementation of the Amendment, if adopted, would violate New Jersey law.

In connection with the rendering of this opinion, we have reviewed (i) the Proposal, including the Amendment and supporting statement that were submitted to the Corporation by Ram, (ii) the Restated Certificate of Incorporation ("Certificate of Incorporation") and By-Laws ("By-Laws") of the Corporation as currently in effect, and (iii) a letter to the Commission dated January 23, 2009 from Gibson, Dunn & Crutcher, LLP on behalf of the Corporation and the opinion letter of Day Pitney LLP also dated January 23, 2009 submitted therewith, and we have made such investigation of law as we deemed necessary and appropriate.

Opinion

Based on such investigation, and as more fully discussed below, it is our opinion that the Amendment is a proper subject for shareholder action under New Jersey law and that adoption and implementation of the Amendment would not cause the Corporation to violate New Jersey law.

Discussion

The essence of the Amendment is the separation of the offices of the Chairman of the Board ("Chairman") and the Chief Executive Officer ("CEO"), with the President performing the functions of the CEO and another individual, the Chairman, performing specific functions that consist of presiding at meetings of the Corporation's Board of Directors ("Board") and shareholders, directing the administration of the activities of the Board, and acting as the Board's spokesperson. Except for these functions, the Chairman does not otherwise act as an officer or employee of the Corporation.

The statutory right of shareholders of a New Jersey business corporation to adopt, repeal, alter or amend the corporation's by-laws is set forth in Section 14A:2-9(1) of the Act, which provides in pertinent part that "by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders." In addition, while election of a corporation's officers is generally the function of the board of directors, the Act expressly recognizes that by-laws can be adopted that impose restrictions on the board's power in this regard. Section 14A:6-15(1) of the Act identifies both the president and the chairman of the board as "officers" of a corporation and further provides that "[u]nless otherwise provided in the by-laws, the officers shall be elected by the board" (emphasis added). Section 14A:6-15(4) of the Act further permits the by-laws to delineate the duties and responsibilities of the corporation's officers:

> All officers of the corporation, as between themselves and the corporation, shall have such authority and perform such duties in the management of the corporation as may be provided in the by-laws, or as may be determined by resolution of the board not inconsistent with the by-laws.

Thus, the Act provided specific statutory authority for shareholders to adopt amendments to a corporation's by laws, and for the by-laws to (i) restrict the board's powers in the election of officers and (ii) delineate the duties and responsibilities of any officer. The Amendment, which would simply (i) restrict the Board from electing a Chairman who is also the Corporation's CEO and (ii) specify non-executive functions to be the duties and responsibilities of the Chairman, quite clearly fall within such statutory authority. [1]

Since the subject of the Amendment appears well within the statutory authority granted to shareholders under the Act, we next turn to two additional questions: (i) whether the Amendment, if adopted, would conflict with pre-existing provisions of the By-Laws, such as to render the Amendment invalid, and (ii) whether the Amendment, if adopted, would unduly restrict the Board's general authority to manage the business and affairs of the Corporation or require the Board members to breach their fiduciary obligations to the Corporation and its shareholders.

With regard to the first question, we have carefully examined both the Amendment and the By-Laws as currently in effect, and we find no such conflict whatsoever. The purported By-Law conflicts cited in the papers submitted to the Commission on behalf of the Corporation, in our judgment, cannot seriously be viewed as conflicts. Furthermore, it is a fundamental principle of

---

1 It has been argued in the papers submitted to the Commission on behalf of the Corporation that language in the Amendment stating that, except for the functions specified therein to be performed by the Chairman, he "shall not otherwise be an officer or employee of the corporation" conflicts with the Section 14A:6-15(1) of the Act because that section specifically designates the position of chairman of the board to be an officer's position. However, the issue is not whether the chairman of the board is considered an officer under the Act, for clearly he is. The issue is whether the by-laws may provide for such an officer to have only specified functions, and Section 14A:6-15(4) clearly answers this question in the affirmative.

contract interpretation[2] that "a document should be read to give effect to all its provisions and to render them consistent with each other." Mastrobuono v. Shearson Lehman Hutton, Inc., 514 U.S. 52, 63 (1995) (citations omitted); see also, Norwest Bank Minnesota v. Blair Road Associates, L.P., 252 F.Supp.2d 86, 99 (D.N.J. 2003). Therefore, even if there were some perceived conflict between the Amendment and another By-Law provision, rational interpretation of the Amendment and the other By-Law provision would resolve any such conflict.

With regard to the second question, a by-law amendment, even if adopted in accordance with applicable statutory provisions, may be so contrary to other statutory provisions, legal requirements or public policy as to be void and unenforceable, and we have considered the Amendment is that context. Here, the Corporation currently has a single individual serving as both its Chairman and CEO. It has contended in its submission to the Commission that the Amendment, by bifurcating these two positions and requiring that a Board member other than the CEO serve as Chairman and administer the Board's activities, constitutes an impermissible restriction on the Board's general statutory authority to manage the business and affairs of the Corporation provided in Section 14A:6-1(1) of the Act and is also inconsistent with the Board's fiduciary obligations to the Corporation and its shareholders. We reviewed the law of New Jersey and, finding limited New Jersey authority, we also looked to the law of Delaware on this question, since New Jersey courts frequently look to Delaware case law for guidance when faced with corporate law questions for which there is no direct New Jersey authority (See, e.g., Pogostin v. Leighton, 216 N.J. Super. 363, 373 (App. Div. 1987)).

We found no New Jersey or Delaware cases directly on point. However, the legal authorities we did find in both New Jersey and Delaware, in our judgment, fully support the conclusion that the Amendment is a valid and enforceable by-law amendment under applicable law because it deals with procedures and processes by which the Board acts and does not affect fundamental rights or mandate specific business actions.

Lambert v. Fisherman's Dock Cooperative, Inc., 61 N.J. Super. 596 (App. Div. 1972), involved an amendment of by-laws of a fisherman's cooperative association that had the effect of materially changing the financial criteria applicable to redemption of a member's interest. The court invalidated the by-law amendment on the grounds that the power to amend by-laws cannot be exercised so as to affect fundamental vested rights. However, in so doing, it also confirmed the general principle that it is within the rights of equity interest holders to amend by-laws in "matters touching the administrative policies and affairs of the corporation, the relations among members and officers with the corporation and among themselves, and like matters of internal concern." Id. at 600 (citations omitted).

Two recent decisions of the Delaware courts make a similar distinction to that recognized by the New Jersey court in Lambert. In Hollinger International, Inc. v. Black, 844 A.2d 1022 (Del. Ch.

[2] It is well-settled that corporate by-laws constitute a contract between the corporation and its shareholders and among the shareholders. See, e.g., Delmaro Associates v. New Jersey Engineering & Supply Co., 177 N.J. Super 15, 17 (App. Div. 1980).

2004), aff'd, 872 A.2d 559 (Del. 2005), a shareholder-adopted by-law amendment that had the effect of abolishing a special committee that had been established by the board was challenged both on equitable grounds not relevant here and on the legal grounds that the by-law amendment allegedly interfered with the board's general statutory authority to manage the business and affairs of the corporation. However, the Delaware Chancery Court, in language directly relevant to the Amendment, rejected this latter contention stating:

> Traditionally, the by-laws have been the corporate instrument used to set forth the rules by which the corporate board conducts its business. To this end, the DGCL is replete with specific provisions authorizing the by-laws to establish the procedures through which board and committee action is taken ... [T]here is a general consensus that by-laws that regulate the process by which the board acts are statutorily authorized....
>
> * * *
>
> ...I reject International's argument that that provision in the By-law Amendments impermissibly interferes with the board's [statutory] authority... to manage the business and affairs of the corporation. [The statutory provisions], taken in totality, ... make clear that by-laws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity. Id. at 1078-80 (emphasis added; citations omitted).

In the recent case of CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227 (Del. 2008), the Delaware Supreme Court, after noting that any by-law "might be viewed as limiting or restricting the power of the board," Id. at 234, stated:

> It is well-established Delaware law that a proper function of by-laws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. Id. at 235 (citations omitted).

The court, which cited the Chancery Court's decision in Hollinger with approval, then reiterated that the issue to be determined is whether the particular by-law "is one that establishes or regulates a process for substantive director decision-making, or one that mandates the decision itself. " Id. at 235.

Applying the standards enunciated by the Delaware courts in CA and Hollinger to the Amendment proposed here by Ram, it seems apparent that the Amendment is one that establishes a process and procedures for Board action and does not mandate any substantive business decision. We therefore believe that, whether one applies the principle enunciated by the New Jersey Superior Court in the Lambert decision, supra, or looks to the recent cases decided under Delaware corporate law, as New Jersey courts frequently do in the absence of clear New Jersey precedent, the Amendment, if adopted, should be held to be valid and binding and not in violation of applicable New Jersey law.

WILENTZ
GOLDMAN
&SPITZER P.A.
ATTORNEYS AT LAW

This opinion is limited to the law of the State of New Jersey as in effect on the date hereof. Except for submission of a copy of this letter to the staff of the Commission in connection with its consideration of inclusion of the Proposal in the Corporation's proxy material for its 2009 annual meeting, and except for reference to and reliance upon this letter by the law firm of Kramer Levin Naftalis & Frankel LLP, counsel to Ram, in its submission to the staff of the Commission relating thereto, this letter is not to be relied upon by any person or entity other than the addressee hereof and shall not be quoted or referred to in any document or filed with any person or entity (including any governmental entity) without our prior written consent in each instance.

Very truly yours,

WILENTZ GOLDMAN & SPITZER
A Professional Corporation

#3137267

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 23, 2009

Direct Dial
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Client No.
FISMA & OMB Memorandum M-07-16

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Ram Trust Services and the Connecticut Retirement Plans and Trust Funds
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Ram Trust Services, on behalf of one of its clients, and the Connecticut Retirement Plans and Trust Funds (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the

Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL AND THE PRIOR PROPOSAL

The Company received the proposal on December 11, 2008. The Proposal states:

> RESOLVED that Sections 4, 5 and 6 of Article IV of the by-laws be amended to read as follows:
>
> 4. The chairman of the board shall preside at all meetings of shareholders and directors. The chairman of the board shall not otherwise be an officer or employee of the corporation and, subject to the board of directors, shall speak for, and direct the administration of the activities of, the board of directors.
>
> 5. The president shall be the chief executive officer of the corporation and, subject to the board of directors, shall have general care and supervision of the business and affairs of the corporation.
>
> 6. In the event of death, absence, or disability of the president, an executive or senior vice president may be designated by the board to exercise the powers and perform the duties of the president.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

Prior to that date, on November 27, 2008, the Company received a shareholder proposal submitted by John Chevedden purportedly under the name of Chris Rossi (the "Prior Proposal"). The Prior Proposal states:

> Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

The North Dakota Publicly Traded Corporations Act (the "North Dakota Act") contains a provision stating: "[t]he chair of the board may not serve as an executive officer of the corporation." A copy of the Prior Proposal is attached to this letter as Exhibit B.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action under state law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

Alternatively, if the Staff does not concur that the Proposal is excludable for one or more of the reasons stated above, then the Company intends to include the Prior Proposal in the 2009 Proxy Materials and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal is substantially duplicative of the Prior Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

A company may exclude a shareholder proposal under Rule 14a-8(i)(2) if the proposal would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject." The Company is incorporated under the laws of the State of New Jersey. As discussed below and in the legal opinion on New Jersey law from Day Pitney LLP, attached hereto as Exhibit C (the "New Jersey Law Opinion"), the Proponents seek to amend the Company's By-laws (the "By-laws") to include provisions that would (a) conflict with other, pre-existing provisions of the By-laws, (b) violate an express provision of the New Jersey Business Corporation Act (the "New Jersey Act"), specifying that the chairman of a New Jersey corporation is an officer of the corporation, (c) impermissibly restrict the Board of Directors' authority to manage the business and affairs of the Company, and (d) cause the Board of Directors to breach its fiduciary duties. Accordingly, the Company believes that implementation of the binding By-law amendment required by the Proposal would cause the Company to violate New Jersey law and that the Proposal therefore is excludable under Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate state law.

In analyzing the Proposal for purposes of this letter, we have assumed that the Company would take only those actions specifically called for by the language of the Proposal. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("In analyzing an opinion of counsel . . . we consider the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal.").

A. The By-law amendments specified in the Proposal, if adopted, would conflict with other provisions of the By-laws and with an express provision of the New Jersey Act.

The Proposal would amend Section 4 of Article IV of the By-laws to require that the Chairman of the Board not be an officer or employee of the Company. However, other provisions of the By-laws—provisions that the Proposal does not seek to amend—specifically designate the Chairman of the Board as an officer of the Company. Article IV of the By-laws is entitled "Officers" and contains the provisions relating to the office of Chairman of the Board. Section 1 of Article IV states that "[t]he chairman of the board and the president shall each be a director, but the other officers need not be members of the board" (emphasis added). The reference to "the other officers" clearly indicates that the Chairman of the Board and President are both officer positions. These provisions would continue in force if the By-laws were amended as contemplated by the Proposal. Thus, the Proposal's requirement that the Chairman of the Board not be an officer directly contravenes these pre-existing and continuing provisions of the By-laws that designate the Chairman as one of the Company's officers. If the By-law amendments specified in the Proposal are adopted, the Chairman of the Board could no longer serve as an officer of the Company, in direct contravention of the By-laws.

The proposed amendment to Section 4 of Article IV of the By-laws would create an additional internal inconsistency within the By-laws because it attempts to give the Chairman the exclusive authority to "speak for, and direct the administration of the activities of, the board of directors." However, Section 2 of Article II of the By-laws, which the Proposal does not seek to amend, grants to officers *other than the Chairman* several rights relating to Board administration, including the right to call special meetings of the board and to change the time or place of any regular meeting. The Proposal's attempt to give the Chairman exclusive authority over the administration of the Board's activities would conflict directly with the pre-existing and continuing Section 2 of Article II of the By-laws. Thus, as reflected in the New Jersey Law Opinion, the By-law amendments specified in the Proposal would be invalid under New Jersey law because they would generate internal inconsistencies within the By-laws.

The Staff recently has concurred with a company's request to exclude a shareholder proposal substantially similar to the Proposal. In *The Home Depot, Inc.* (avail. Feb. 12, 2008), the company argued that a binding by-law shareholder proposal that would have amended the company's by-laws to provide for an independent chairman would conflict with the company's charter and other provisions of its by-laws, and therefore would be "contrary to Delaware law." The Staff permitted Home Depot to exclude the proposal under Rule 14a-8(i)(2), noting that "in the opinion of [Home Depot's] counsel, implementation of the proposal would cause Home Depot to violate state law."

The By-law amendments specified in the Proposal also would conflict with the statutory provision in the New Jersey Act specifying that the chairman of a New Jersey corporation is an officer of the corporation. Section 14A:6-15(1) of the New Jersey Act provides that "[t]he officers of a corporation shall consist of a president, a secretary, a treasurer, and, if desired, a chairman of the board . . . ." Therefore, as set forth in the New Jersey Law Opinion, if a New Jersey corporation chooses to appoint a chairman of the board, the statute specifically designates the chairman as an officer of the corporation. In the event the proposed binding By-law amendments were adopted, the Company would be required to have a Chairman that was not an officer. By requiring that the Chairman of the Board be a non-officer of the Company, the proposed By-law amendments, if adopted, would, as set forth in the New Jersey Law Opinion, violate the mandate of Section 14A:6-15(1) of the New Jersey Act.

As reflected in the New Jersey Law Opinion, implementation of the By-law amendments specified in the Proposal would (a) generate several internal inconsistencies in the By-laws that would cause the By-law amendments be invalid under New Jersey law, and (b) conflict with an express provision of the New Jersey Act. Accordingly, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

B. The Proposal impermissibly restricts the Board of Directors' authority to manage the business and affairs of the Company in violation of the New Jersey Act.

The By-law amendments specified in the Proposal also would violate New Jersey law by restricting the Board of Directors' authority under Section 14A:6-1(1) of the New Jersey Act, which states that "[t]he business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided." The Company's Restated Certificate of Incorporation contains no restriction on the Board of Directors' authority in this regard, and the Company's By-laws specifically state that "[t]he business and affairs of the [Company] shall be managed by its board of directors." As discussed in the New Jersey Law Opinion, it is a longstanding principle of New Jersey law that the board of directors, rather than the shareholders, have this authority.

The By-law amendments specified in the Proposal would preclude the Board from appointing the same person to be Chairman while that person concurrently holds an officer or employee position with the Company, such as the role of Chief Executive Officer, even if the Board has determined that the Company is best served by having one individual serve in both roles. For example, Mr. Rex W. Tillerson currently serves as both the Company's Chairman of the Board and its Chief Executive Officer. Implementation of the Proposal would force the Board to remove Mr. Tillerson from one of these positions and to appoint a second person, whom it may believe to be less qualified, to fill the vacant role. As such, the amendments specified in the Proposal would deprive the Board of Directors of its authority under Section 14A:6-1(1) of the New Jersey Act to determine whether the same person should hold both the Chairman and the Chief Executive Officer positions. By dictating the substance of a Board decision—namely, that the same person, no matter how qualified, may not fill dual roles—the Proposal impermissibly intrudes upon the Board's right to appoint individuals to specified offices and hence, the Board's right to "manage" the "business and affairs of the Company." This intrusion is further demonstrated by the proposed amendments to Sections 5 and 6 of Article IV of the By-laws, which would eliminate the Board's ability to appoint another person to act for the Chairman in the latter's absence. This is a fundamental right of the Board of Directors in the discharge of its statutory functions under Section 14A:6-1(1), as the New Jersey Law Opinion states that the Board or the shareholders would be unable to hold a meeting without the Chairman's presence.

Thus, as reflected in the New Jersey Law Opinion, the By-law amendments specified in the Proposal would be invalid under New Jersey law because they would infringe upon the Board's decision-making with respect to matters which, under the New Jersey Act, fall within the province of the Board of Directors. Accordingly, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

C. The Proposal, if implemented, would cause the Board to breach its fiduciary duties under the New Jersey Act.

Implementation of the proposal also would cause the Board of Directors to violate its fiduciary duties to the Company and its shareholders. Section 14A:6-14(1) of the New Jersey Act codifies the fiduciary obligation that the board of directors of a New Jersey corporation owes to the corporation and its shareholders to discharge its duties "in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions." The Board of Directors therefore has a fiduciary duty to appoint the most competent and suitable persons to lead the Company. However, as discussed above and in the New Jersey Law Opinion, the Proposal would remove from the Board of Directors its ability to exercise its full power and authority because the By-law amendments would preclude the Board from appointing a Chairman who also serves as an officer or employee of the Company. Even if, for example, the Board determined in the exercise of its fiduciary duties that it should appoint the same person to serve as both Chairman and Chief Executive Officer, the proposed By-law amendments would preclude such a result. Therefore, as reflected in the New Jersey Law Opinion, implementing the Proposal would cause the Board of Directors to violate its fiduciary obligations under Section 14A:6-14(1) of the New Jersey Act.

Accordingly, for the reasons set forth above and as supported by the New Jersey Law Opinion, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

II. The Proposal May Be Excluded under Rule 14a-8(i)(1) Because the Proposal is Not a Proper Subject For Shareholder Action Under State Law.

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

The Proposal asks the Company's shareholders to approve an amendment to the Company's By-laws that, if implemented, would cause the Company to violate New Jersey law. As discussed above and in the New Jersey Law Opinion, the proposed By-law amendments, if adopted, would be invalid under New Jersey law because they would (a) cause internal inconsistencies in the By-laws, (b) violate an express provision of the New Jersey Act specifying that the chairman of a New Jersey corporation is an officer of the corporation, (c) impermissibly restrict the Board of Directors' authority to manage the business and affairs of the Company, and (d) cause the Board of Directors to breach its fiduciary duties. Therefore, as stated in the New Jersey Law Opinion, "the Proposal is not a proper subject for shareholder action under the law of the State of New Jersey." Because the Proposal is not a proper subject for shareholder action under state law, it is excludable under Rule 14a-8(i)(1).

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff on numerous occasions has permitted exclusion under Rule 14a-8(i)(6) of proposals seeking action contrary to state law. *See, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *The Boeing Co. (Olson)* (avail. Feb. 19, 2008).

As discussed above and reflected in the New Jersey Law Opinion, the By-law amendments specified in the Proposal, if adopted, would be invalid under New Jersey law because they would (a) cause internal inconsistencies in the By-laws, (b) violate an express provision of the New Jersey Act specifying that the chairman of a New Jersey corporation is an officer of the corporation, (c) impermissibly restrict the Board of Directors' authority to manage the business and affairs of the Company, and (d) cause the Board of Directors to breach its fiduciary duties. Accordingly, the Company is without the legal power and authority to implement the Proposal, and the Proposal is properly excludable under Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "[t]he purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal is substantially duplicative of the previously submitted Prior Proposal. Specifically, the Proposal would amend Section 4 of Article IV of the By-laws to require that the Chairman of the Board not be an officer or employee of the Company. Likewise, the Prior Proposal requests that the Board of Directors take appropriate action to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Act. One section of the North Dakota Act provides (emphasis added):

> **Section 10-35-06. Board of directors.**
>
> 4. The board of a publicly traded corporation must elect one of its members as the chair of the board who shall preside at meetings of the board and perform such other functions as may be provided in the articles or bylaws or by resolution of the board. The chair of the board may not serve as an executive officer of the corporation.

Thus, implementation of either the Prior Proposal or the Proposal would result in the Company becoming subject to a requirement that the Company's Chairman of the Board not be an officer of the Company.

When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include in its proxy materials the proposal it received first, unless that proposal may otherwise be excluded. *See Atlantic Richfield Co.* (avail. Jan. 11, 1982); *see also Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas & Electric Co.* (avail. Jan. 6, 1994). The Company received the Prior Proposal on November 27, 2008, 14 days before it received the Proposal on December 11, 2008. If the Staff does not concur with the exclusion of the Proposal for one or more of the reasons addressed above, then the Company intends to include the Prior Proposal in the 2009 Proxy Materials and exclude the Proposal as substantially duplicative of the Prior Proposal.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *See Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (comparing the "principal thrust" of a subsequently submitted proposal with the "principal focus" of a previously submitted proposal in the context of Rule 14a-8(i)(11)). Proposals need not be identical in order for a company to exclude a subsequently submitted proposal from its proxy statement in reliance on Rule 14a-8(i)(11). *See, e.g., International Paper Co.* (avail. Feb. 19, 2008) (concurring in the exclusion of a proposal asking that the board remove supermajority vote requirements from the company's charter as substantially duplicative of a proposal asking that the board adopt simple majority vote requirements in the company's charter and bylaws); *General Motors Corp. (Catholic Healthcare West)* (avail. Apr. 5, 2007) (concurring in the exclusion of a proposal requesting an annual statement of each contribution made with respect to a political campaign, political party, or attempt to influence legislation as substantially duplicative of a proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year); *Qwest Communications International, Inc.* (avail. Mar. 8, 2006) (concurring in the exclusion of a proposal to amend the company's governance documents to provide that directors be elected by a majority vote as substantially duplicative of a proposal requesting that the board amend the bylaws to provide that directors be elected by majority vote in uncontested elections and by plurality vote in contested elections). In the instant case, the Proposal and the Prior Proposal have the same principal thrust and focus because each seeks to make the Chairman of the Board a non-officer position for the Company.

The Staff consistently has taken the position that proposals may differ in their terms or scope and still be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11), as long as the proposals have the same principal thrust or focus. For example, in *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff concurred with the company's view that a proposal seeking adoption of a policy making a significant portion of future stock option grants to senior executives performance-based was substantially duplicative of an earlier proposal asking that the board take the steps needed to see that the company did not award any new stock options or reprice or renew current stock options. Although not identical, both proposals sought future limitations on grants of stock options, and therefore, the principal thrust and focus of the proposals was the same. *See also Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (concurring with company's view that a proposal asking the company to link the chief executive officer's total compensation to company performance was substantially duplicative of two other proposals asking the company to: (1) tie all executive compensation other than salary to performance indicators; and (2) impose ceilings on future total compensation of officers and directors in order to reduce their compensation).

The fact that the Prior Proposal also addresses other topics not related to making the Chairman of the Board a non-officer does not alter this analysis, as the Staff previously has concurred that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the subsequently submitted proposal. For example, in *Wal-Mart Stores, Inc. (Gerson)* (avail. Apr. 3, 2002), the Staff concurred with exclusion under Rule 14a-8(i)(11) of a proposal requesting a report on gender equality because the company had previously received and intended to include in its proxy materials a proposal requesting a report on gender and race equality. Likewise, in *Constellation Energy Group* (avail. Feb. 19, 2004), the Staff concurred that a proposal requesting that the company develop a performance-based equity grant program for executive officers substantially duplicated a previously submitted proposal that requested the company to implement a "commonsense executive compensation program" containing a range of features, one of which related to equity compensation design.

Here, while the Proposal and the Prior Proposal contain slightly different wording and terms, the principal thrust of both proposals is to prohibit an officer of the Company from serving as Chairman of the Board. Specifically, the Proposal would require that the Chairman "not otherwise be an officer or employee" of the Company, while the Prior Proposal would have the effect of disallowing the Chairman from serving as an "executive officer" of the Company. Likewise, the Proposal would amend the By-laws to achieve the desired result of requiring that the Chairman not be an officer, while the Prior Proposal would force the Company to be subject to a different statutory scheme in order to achieve the same result. Accordingly, the Proposal and the Prior Proposal have the same effect; each would result in an officer of the Company being prohibited from serving as Chairman of the Board.

A primary rationale behind Rule 14a-8(i)(11) and the "principal thrust" / "principal focus" concept is that the inclusion in a single proxy statement of multiple proposals addressing the same issue in different terms may confuse shareholders and place a company and its board of directors in a position where they are unable to determine the shareholders' will. If the Company were to include both the Proposal and the Prior Proposal in its 2009 Proxy Materials, this would create confusion for shareholders because both proposals ask them to vote on the same subject matter—whether to require the Chairman of the Board to be a non-officer. If the Prior Proposal passed and the Proposal failed, or vice versa, the Company would be unable to determine the shareholders' will, and it would be difficult for the Company to decide what course of action it should take with respect to the Chairman's status as an officer of the Company.

In the event the Staff does not concur that the Proposal is excludable pursuant to Rules 14a-8(i)(2), (1) and (6), then the Company intends to include the Prior Proposal in the 2009 Proxy Materials and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal is substantially duplicative of the Prior Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or James E. Parsons, the Company's Counsel – Corporate and Securities, at (972) 444-1478.

Sincerely,

Amy L. Goodman /EAI

Amy L. Goodman

ALG/als
Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
John P.M. Higgins, Ram Trust Services
Donald Kirshbaum, Connecticut Retirement Plans and Trust Funds

100589705_4.DOC

EXHIBIT A

RAM TRUST SERVICES

SHAREHOLDER PROPOSAL

DEC 11 2008

NO. OF SHARES________
DISTRIBUTION: DSR: REG: TJG:
LKB: JEP: DGH: SMD

December 10, 2008

VIA FEDEX PRIORITY OVERNIGHT

Mr. David Rosenthal
Vice President –Investor Relations
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal,

Ram Trust Services and its clients are greatly concerned about Exxon Mobil's corporate governance structure. More specifically, we believe that as the board is charged with oversight of the Chief Executive Officer, that same Chief Executive Officer should not also serve as the Chairman of the Board of Directors. Furthermore, we believe that an independent director should serve as Chairman.

Consequently, Ram Trust Services has been authorized by certain client, who owns 700 shares of common stock of Exxon Mobil Corporation, to submit on behalf of that client the attached shareholder proposal. This client will maintain throughout the period ended with Exxon Mobil's 2009 annual meeting not less than $2,000 worth of Exxon Mobil common stock and will be represented at Exxon Mobil's 2009 annual meeting to present the proposal.

Our client represented in this filing has owned Exxon Mobil continuously for more than twelve months. Proof of ownership is being submitted to you under separate cover.

If Exxon Mobil would like to discuss the substance of this proposal with us, please contact Robert A.G. Monks at ***FISMA & OMB Memorandum M-07-16***

Very truly yours,

John P.M. Higgins
President

CC: Abbe Dienstag, Esq., Kramer Levin Naftalis & Frankel, LLP

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Shareholder Resolution

RESOLVED that Sections 4, 5 and 6 of Article IV of the by-laws be amended to read as follows:

4. The chairman of the board shall preside at all meetings of shareholders and directors. The chairman of the board shall not otherwise be an officer or employee of the corporation and, subject to the board of directors, shall speak for, and direct the administration of the activities of, the board of directors.

5. The president shall be the chief executive officer of the corporation and, subject to the board of directors, shall have general care and supervision of the business and affairs of the corporation.

6. In the event of death, absence, or disability of the president, an executive or senior vice president may be designated by the board to exercise the powers and perform the duties of the president.

SUPPORTING STATEMENT

Exxon is managed by its Board of Directors. Much power is delegated to the CEO, but it's the Board that must take the initiative, and function independently, in some of the most important matters affecting the company. In our view, it is difficult for a board of 11 individuals to do so without some one individual charged with the responsibility of making it all work.

Exxon has a "lead director," Samuel Palmisano, the Chairman and chief executive of IBM. We hold him in high regard. However, we believe it unrealistic to think that a man with as demanding a job as running IBM could at the same time have the time to lead a board in managing Exxon and make it a top priority.

We therefore favor the concept of an independent nonexecutive chairman. The concept is neither new nor novel. Exxon's principal worldwide competitors— British Petroleum, Royal Dutch Shell, Petrobras—all have independent nonexecutive chairmen.

The nonexecutive chairman does not merely preside at directors' meetings. He directs the administration of all the Board's activities. He is not an executive officer; but, by virtue of his time commitment and independent access, he is in a position to inform himself as to what in fact is going on and bring to the Board's attention matters on which it should focus. He speaks for the Board and is available to those legitimately wishing to have contact with the Board.

It is sometimes argued that a company must speak with one voice. But the CEO/nonexecutive chairman model has been around for a long time and, in our view, has worked rather well. We believe shareholders wish to hear not only the voice of the CEO but the voice of the Board as well.

Our proposal is not intended as any implied criticism. However, even big companies can experience great difficulties, as recent events demonstrate, and questions are then raised whether the directors should have exercised greater oversight. Our proposal is intended to provide a framework that, in our view, will enable the Board to be more effective and proactive.

For our full statement, please see our website at www.exxonaction.com

RAM TRUST SERVICES

DSH

RECEIVED
DEC 15 2008
D. S. ROSENTHAL

December 11, 2008

VIA FEDEX PRIORITY OVERNIGHT

Mr. David Rosenthal
Vice President –Investor Relations
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

RECEIVED
DEC 15 2008
S.M. DERKACZ

Dear Mr. Rosenthal,

This letter will confirm ownership by our clients[1] of at least 700 shares of Exxon Mobil common stock. As illustrated by the attached spreadsheet of client holdings of Exxon Mobil common stock, our client individually meets the requirements set forth in rule 14a-8(b)(1). These shares are held by Northern Trust as custodian for Ram Trust Services. All of the shares have been held continuously since at least December 10, 2007, and our client intends to continue to hold such shares through the date of Exxon Mobil's 2009 annual meeting.

I enclose a copy Northern Trust's letter dated December 11, 2008 as proof of ownership in our account for the requisite time period. Please accept this telefax copy as the original was sent directly from Northern Trust.

I have also enclosed a copy of our clients' written authorization to file this shareholder proposal on their behalf and an investment management agreement that specifically gives us the aforementioned authority.

Please contact me if I can be of further assistance, or if you should require additional documentation related to our proposal.

Sincerely,

Sandy Ward
Director of Operations

Enclosures

---

[1] For the purposes of this letter, "clients" refers to our clients on whose behalf we have submitted a shareholder proposal for inclusion in the ExxonMobil's proxy materials for distribution in connection with the Company's 2009 annual meeting.

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Ram Trust Services
ExxonMobil Resolution
Supporting Shares

Account Number	Account Name	Number of Shares
	Ellen E. Monks Trust 1945 (25a)	700
	Shares Supporting the Resolution	**700**

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

RECEIVED
DEC 1 2 2008
S.M. DERKACZ

December 11, 2008

Mr. David Rosenthal
VP - Investor Relations
Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Exxon Mobil Corporation (Shareholder Resolution) CUSIP 30231G102
Account / Ram Trust Services

Dear Mr. Rosenthal:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 10, 2008, Ram Trust Services held 159,136 shares of Exxon Mobil Corporation, CUSIP # 30231G102.

The above account has continuously held at least 136,206 shares of Exxon Mobil common stock for the period of December 10, 2007 through December 10, 2008.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

Cc: John P.M. Higgins, Ram Trust Services

ELLEN E. MONKS TRUST 1945 (25A)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

RECEIVED
DEC 1 5 2008
S.M. DERKACZ

December 1, 2008

Ms. Sandy Ward
Operations Manager
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

I hereby authorize Ram Trust Services to file a shareholder resolution on my behalf at Exxon Mobil Corporation addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 700 shares of Exxon Mobil Corporation common stock that I have held for over one year, and which I intend to hold through the date of the annual meeting in 2009.

I specifically give Ram Trust Services full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P.M. Higgins
Trustee

INVESTMENT MANAGEMENT AGREEMENT

RAM TRUST SERVICES
45 Exchange Street, Suite 400
Portland, ME 04101

CLIENT:

A/C#

This INVESTMENT MANAGEMENT AGREEMENT is made as of (Date) ____ between RAM TRUST SERVICES ("RAM") and the above-referenced client (the "Client").

1. The Client requests that RAM open and maintain an investment account (the "Account") in the name of the Client (or such other name as the Client and RAM agree) and that RAM hold in the Account and manage, in accordance with this Agreement, all securities and other property accepted by RAM at any time from or for the account of the Client (the "Property"). RAM is hereby designated as the Client's agent and attorney-in-fact, with full authority and discretion, on Client's behalf andat Client's sole risk, to:

(a) purchase and sell securities, in such amounts and at such prices and in such manner as RAM may deem advisable, for the Account from time to time, and otherwise deal with and manage the Property as fully to all intents and purposes as the Client might or could do in person;

(b) take custody of and safeguard the Property, in accordance withRAM's customary practices;

(c) collect and credit to the Account all receive all interest, dividends, income and other cash distributions on the Property; and

(d) collect and credit to the Account all matured or called securities in the Account and all other cash payments on account of principal of the Property.

RAM shall perform these services in a careful and prudent manner, with due consideration for the Client's investment objectives and investmentrestrictions expressly set forth on Schedule A hereto. The Client may change these investment objectives and investment restrictions from time to time by written instruction to RAM, in which case RAM shall implement the revised objectives and restrictions as soon as practicable.

2. RAM shall keep appropriate recordsof the Account, in accordance with RAM's customary practices, and shall furnish the Client with a report of all transactionson a quarterly basis.

☐ In addition, RAM will furnish a copy of all such reports to: ____________________

3. This Agreement is not intended to create a trust, and the Client shall at all times own and retain ultimate ownership and control of the Property. RAM shall accept the Client's written, signed instructions regarding the Property, *provided that* such instructions are given sufficiently far in advance to reasonably permit RAM to act upon them. In addition, RAM may accept any oral, telephonic or electronic instruction RAM believes to be authorized by the Client. From time to time as the Client or RAM deems appropriate, the Client will confirm to RAM in writing which persons are authorized to give instructions to RAM in connection with the Account. RAM will not be held accountable for delays or losses resulting from failure to receive timely and suitable instructions from the Client; for any failure to provide in Schedule A an accurate description of the Client's investment objectives and investment limitations; or for any failure by the Client to provide timely notice of any change in such objectives or limitations.

4. The Client expressly assumes all risk of loss on investments for the Account. The Client agrees that RAM shall not be liable for loss or expense resulting from any action or decision by RAM or its employees or agents pursuant to this Agreement, or any failure to so act or decide, made in good faith and in a manner consistent with RAM's obligations under paragraph 1 page 1 except; except that this provision is not intended to limit liability for willful misfeasance, bad faith, or gross negligence, and is not intended to waive any rights or remedies that the Client may have under any applicable law or regulation. In cases where RAM relies in good faith on any written or oral instruction from the Client or the Client's agent or legal representative, the Client agrees reimburse RAM for all brokerage charges, other similar charges and other authorized charges Ram may incur.

5. RAM may, in its discretion and at its expense, avail itself of the services of one or more investment advisers, subadvisers, nominees, custodians, subcustodians, depositories, clearing corporations or other financial intermediaries of RAM's selection, and RAM agrees that its responsibilities under this Agreement will not be affected thereby.

6. Except as RAM otherwise determines, all securities in a form requiring registration shall be registered in RAM's name or in the name of RAM's nominee. Unless otherwise instructed by the Client, RAM will execute all requested purchases and sales of securities through Atlantic Financial Services of Maine, Inc. ("AFS"), or another registered broker-dealer of RAM's selection. The Client acknowledges that AFS is an introducing broker that is an affiliate of both RAM TRUST COMPANY and Ram Trust Services, Inc.

7. As the Client's agent and attorney-in-fact, RAM is granted full power and discretion to endorse, transfer, or deliver Account securities; to vote such securities on any and all matters; to execute proxies, waivers, consents, and other instruments relating to such securities; and to consent (or withhold consent) to any proposed merger, consolidation, reorganization, or liquidation requiring a vote of security holders.

8. RAM is authorized and requested to file on behalf of the Client any ownership, exemption or other certificate that in RAM's judgment is necessary or appropriate under applicable tax laws or other laws or regulations, and to report such other information concerning the Account as may in RAM's judgment be necessary or appropriate in connection therewith. Unless the box at the end of this paragraph is checked, however, the Client objects to disclosure by RAM of the Client's name, address and security position for purposes of reporting beneficial ownership under SEC Rule 14b2 for securities held in the Account. ☐

9. The Client agrees that the Account will be subject to all applicable RAM TRUST SERVICES rules and regulations of general application, as in effect from time to time, and that RAM reserves the right to change such rules and regulations at any time.

10. Except as otherwise agreed in writing, the Client shall pay fees for RAM's services hereunder in accordance with Schedule B below. The Client acknowledges that RAM reserves the right to change RAM's fee schedule at any time, in which case the new fees shall become effective 60 days after written notice thereof to the Client (or such later date as RAM determines). Except as RAM and the Client otherwise agree, all fees and expenses incurred for the Account shall be:

☐ Debited from the Account ☐ Debited from the following account: ____________________
☐ Invoiced to ____

11. The Client agrees to reimburse RAM for all charges and taxes RAM may incur as the Client's agent or custodian in connection with the Account or any transaction hereunder. RAM is hereby authorized to charge the Account and the Client for all expenses (including, without limitation, brokerage costs and attorneys' fees) reasonably incurred by RAM in connection with its performance of this Agreement. To secure any payment

obligations to RAM arising from or in connection with the Account or any other accounts maintained by the Client with RAM, the Client hereby grants RAM a security interest in all cash, securities and other property held in or through such accounts.

12. Either the Client or RAM may terminate this Agreement upon 30 days' prior written notice to the other party. The client may request that RAM trade only upon written request during the 30-day notice. In the absence of such a termination, the investment discretion and other powers conferred upon RAM will continue notwithstanding the death, disability, or legal incompetence of the Client or (as the case may be) any agent or legal representative of the Client. Termination shall not relieve the Client of responsibility for any prior act taken or any obligation previously incurred by RAM under this Agreement. Within a reasonable time after notice of termination is received, RAM will distribute all funds and other Property in the Account to the Client (or the Client's designee, if RAM is so instructed), after deduction by RAM for any fees, expenses, or other payments due to RAM from the Client. RAM will refund the unearned portion of any fees prepaid to RAM for a given period, based on the number of days remaining in the period as of the date the Property is finally distributed from the Account.

13. Any and all controversies or claims arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules (as then in effect) of the American Arbitration Association, or other procedures mutually agreed upon by the parties within 30 days of the initial demand for arbitration. Except as the parties may otherwise agree within such period, the arbitration shall take place in Portland, Maine before a panel of three neutral arbitrators having prior experience and training as arbitrators, at least one of whom shall be a Maine attorney having substantial securities law experience, and the arbitrators shall be required to decide each claim in accordance with applicable law and to set forth in writing the award and a summary of those facts considered by the arbitrators to be material to such decision. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. This agreement to arbitrate shall be enforceable under the Maine Uniform Arbitration Act.It is understood that the parties are hereby waiving the right to seek judicial remedies, including the right to jury trial, in the event of a controversy or claim.

14. This Agreement shall be governed by the laws of the State of Maine, without giving effect to the conflict-of-law principles thereof.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 19, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. John P. M. Higgins
President
Ram Trust Services
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

This will acknowledge receipt of the proposal concerning Board Chairman and CEO, which you have submitted on behalf of a client of Ram Trust Services (the "Proponent") in connection with ExxonMobil's 2009 annual meeting of shareholders. By copy of a letter from Northern Trust, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

c: Mr. Robert A. G. Monks

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Thomas J. Hill
Manager - Office of the Secretary

December 22, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. John P. M. Higgins
President
Ram Trust Services
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

Following up on our letter of December 19, 2008, regarding the proposal you have submitted for ExxonMobil's 2009 annual meeting of shareholders regarding the separation of the Chairman and CEO positions at ExxonMobil and certain other matters, the purpose of this letter is to advise you of a deficiency in your proposal that must be corrected.

Specifically, we believe that your submission -- which includes provisions to establish qualifications and delineate the duties of the chairman of the board; to delineate the duties of ExxonMobil's president; and to establish succession procedures in the event of the death, absence, or disability of the president -- contains more than one shareholder proposal for ExxonMobil's 2009 annual meeting.

SEC Rule 14a-8(c) (copy enclosed) states that each proponent may submit no more than one proposal to a company for a particular shareholders' meeting. In accordance with Rule 14a-8(f) we are providing you with notice of this problem, which you must correct by revising your submission so as to withdraw all but one of the submitted proposals. If you do not revise your submission for ExxonMobil's 2009 annual meeting of shareholders so that your submission contains only one proposal within fourteen (14) calendar days of your receipt of this letter, we intend to exclude all of your proposals from our proxy materials.

Mr. John P. M. Higgins
December 22, 2008
Page two

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than fourteen (14) calendar days from the date you receive this letter. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response via facsimile at 972-444-1199.

Sincerely,

Enclosure

c: Mr. Robert A. G. Monks

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

RAM TRUST SERVICES

T. J. Gill
JAN 05 2009

December 31, 2008

XC - DSR
DGH
JEP

Mr. Thomas J. Gill
Manager – Office of the Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

RECEIVED
JAN 05 2009
D. G. HENRY

Dear Mr. Gill:

This is in response to your letter of December 22, 2008, in which you state your belief that our submission contains more than one shareholder proposal within the meaning of SEC Rule 14a-8(c). Specifically, you reference provisions (i) to establish qualifications and delineate the duties of the chairman of the board, (ii) to delineate the duties of ExxonMobil's president, and (iii) to establish succession procedures in the event of the death, absence, or disability of the president.

We believe our submission contains only one proposal within the meaning of Rule 14a-8(c) – a proposal to amend Section 4 of Article IV of the by-laws by ExxonMobil to establish qualifications and delineate the duties of the chairman of the board. As we show below the proposed amendments to Section 5 and 6 of Article IV are, we believe, merely ancillary amendments to make conforming changes to the by-laws that would become necessary if the amendment to Section 4 is adopted by shareholders.

Proposed amendment to Section 5 of Article IV.

Section 4 of ExxonMobil's by-laws provides that the chairman of the board shall be the chief executive officer of the corporation and, subject to the board of directors, shall have general care and supervision of the business and affairs of the corporation. Section 5 of ExxonMobil's existing by-laws delineates a lesser role for the president. If Section 4 of the by-laws is amended as we propose, the chairman of the board would no longer be the chief executive officer of the corporation.

We know of no publicly held US company that does not have a chief executive officer, and we know of no publicly held US company where the chief executive officer is not either the chairman of the board or the president. We presume that, if Section 4 of the by-laws is amended as we propose, ExxonMobil would wish to make its president its chief executive officer. We therefore propose that Section 5 be amended to provide that the president shall be the chief executive officer. We believe this proposed amendment of Section 5 is merely ancillary to, and made necessary by, our proposed amendment of Section 4 that the chairman of the board not be the chief executive officer.

If ExxonMobil wishes, in the event our proposed amendment of Section 4 is adopted by shareholders, that ExxonMobil not have a chief executive officer, or that the chief executive officer be someone other than the president, please let us know and we will make conforming changes to our proposal to reflect ExxonMobil's wishes in this regard.

KL2 2586673.2

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

RAM TRUST SERVICES

Proposed amendment to Section 6 of Article IV.

Section 6 of Article IV of the existing by-laws provides for succession in the event of death, absence, or disability of the chairman of the board and the president and provides that, in such event, an executive or senior vice president may be designated by the board of directors to exercise the power and perform the duties of those offices. If Section 4 of the by-laws is amended as we propose, the chairman of the board could no longer otherwise be an officer or employee of the corporation, and existing Section 6 would be in contradiction of new Section 4. Accordingly, we propose to amend Section 6 to eliminate the contradictory provisions relating to succession of the chairman of the board. We propose no change in the succession provisions relating to the president. The proposed amendment of Section 6 is not an additional amendment, but is made merely to conform to the provisions of the new proposed Section 4 and not to make any other change.

Thus we believe our submission contains only one proposal within the meaning of Rule 14a-8(c). If and to the extent this one proposal may be deemed to contain several components, the several components are closely related and essential to the single well defined unifying concept of establishing qualifications and delineating the duties of the chairman of the board. In this regard, we call your attention to the following SEC no-action letters: American International Group, Inc. (March 17, 2005); Santa Fe Pacific Corporation (February 17, 1993).

Accordingly, you may not exclude our proposal from your proxy materials.

Yours very truly,

John P. M. Higgins

cc: Abbe Dienstag, Esq.

KL2 2586673.2

RECEIVED
DEC 1 1 2008
S.M. DERKACZ

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 10, 2008

Sent Via Fax: (972) 444-1505 and U.S. Postal Service

Mr. David Rosenthal
Vice President for Investor Relations and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal

The purpose of this letter is to co-file a shareholder resolution on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of Exxon Mobil. The attached resolution was filed by RAM Trust Services.

As Deputy State Treasurer I certify that the CRPTF has held the mandatory minimum number of Exxon Mobil shares for the past year. Furthermore, as of December 9, 2008 the CRPTF held 2,767,998shares of Exxon Mobil stock valued at approximately $216.5 million. The CRPTF will continue to hold Exxon Mobil shares through the meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164 if you would like to discuss this issue further with us.

Sincerely

Howard G. Rifkin
Deputy State Treasurer

55 Elm Street Hartford, Connecticut 06106-1773
An Equal Opportunity Employer

Resolution Co-filed by the Connecticut Retirement Plans and Trust Funds

SHAREHOLDER RESOLUTION

RESOLVED that Sections 4, 5 and 6 of Article IV of the by-laws be amended to read as follows:

4. The chairman of the board shall preside at all meetings of shareholders and directors. The chairman of the board shall not otherwise be an officer or employee of the corporation and, subject to the board of directors, shall speak for, and direct the administration of the activities of, the board of directors.

5. The president shall be the chief executive officer of the corporation and, subject to the board of directors, shall have general care and supervision of the business and affairs of the corporation.

6. In the event of death, absence, or disability of the president, an executive or senior vice president may be designated by the board to exercise the powers and perform the duties of the president.

SUPPORTING STATEMENT

Exxon is managed by its Board of Directors. Much power is delegated to the CEO, but it's the Board that must take the initiative, and function independently, in some of the most important matters affecting the company. In our view, it is difficult for a board of 11 individuals to do so without some one individual charged with the responsibility of making it all work.

Exxon has a "lead director," Samuel Palmisano, the Chairman and chief executive of IBM. We hold him in high regard. However, we believe it unrealistic to think that a man with as demanding a job as running IBM could at the same time have the time to lead a board in managing Exxon and make it a top priority.

We therefore favor the concept of an independent nonexecutive chairman. The concept is neither new nor novel. Exxon's principal worldwide competitors— British Petroleum, Royal Dutch Shell, Petrobras— all have independent nonexecutive chairmen.

The nonexecutive chairman does not merely preside at directors' meetings. He directs the administration of all the Board's activities. He is not an executive officer; but, by virtue of his time commitment and independent access, he is in a position to inform himself as to what in fact is going on and bring to the Board's attention matters on which it should focus. He speaks for the Board and is available to those legitimately wishing to have contact with the Board.

It is sometimes argued that a company must speak with one voice. But the CEO/nonexecutive chairman model has been around for a long time and, in our view, has worked rather well. We believe shareholders wish to hear not only the voice of the CEO but the voice of the Board as well.

Our proposal is not intended as any implied criticism. However, even big companies can experience great difficulties, as recent events demonstrate, and questions are then raised whether the directors should have exercised greater oversight. Our proposal is intended to provide a framework that, in our view, will enable the Board to be more effective and proactive.

For our full statement, please see our website at http://www.exxonaction.com/

STATE STREET

RECEIVED
DEC 15 2008
S.M. DERKACZ

Laura Backman
Assistant Vice President
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 664-[illegible]407
Fax: (617) 769-6907
E-Mail:
lmbackman@statestreet.com

December 12, 2008

Mr. David Rosenthal
Vice President for Investor Relations and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

RECEIVED
DEC 15 2008
D. S. ROSENTHAL

Re: Connecticut Retirement Plans and Trust Funds

Dear Mr. Rosenthal,

State Street Bank is the record owner of shares of common stock ("Shares") of Exxon Mobil Corporation, beneficially owned by the Connecticut Retirement Plans and Trust Funds ("CRPTF"). The shares held by State Street Bank are held in the Depository Trust Company, in the participant code . The CRPTF has held shares of Exxon Mobil Corporation (cusip 30231G102) with a market value greater than $2,000.00 continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Laura Backman

Laura Backman
Assistant Vice President
Client Relations
State Street Corporation

[illegible]
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

December 16, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Howard G. Rifkin
Deputy State Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Dear Mr. Rifkin:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Connecticut Retirement Plans and Trust Funds the proposal previously submitted by Mr. John P. M. Higgins concerning board chairman and CEO in connection with ExxonMobil's 2009 annual meeting of shareholders. Share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. John P. M. Higgins

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning board chairman and CEO, which I have co-filed on behalf of the Connecticut Retirement Plans and Trust Funds for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Mr. John P. M. Higgins as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Howard G. Rifkin

STATE OF CONNECTICUT
OFFICE OF THE TREASURER

55 ELM STREET • HARTFORD, CT 06106-1773• 860-702-3000

FACSIMILE TRANSMITTAL SHEET

TO: David G. Henry
Section Head, Shareholder Relations

FROM: Carolyn Ament
Policy Unit Division
PHONE (860) 702-3163
FAX (860) 524-9470

FAX NUMBER: 972-444-1505

DATE: Dec. 17, 2008

COMPANY: Exxon Mobil

TOTAL NO. OF PAGES INCLUDING COVER: 2+cover

PHONE NUMBER: 800-252-1800

RE: Co-filer documentation

☐ URGENT X FOR REVIEW X PLEASE COMMENT X PLEASE REPLY

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2008

<u>VIA UPS – OVERNIGHT DELIVERY</u>

Mr. Howard G. Rifkin
Deputy State Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Dear Mr. Rifkin:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Connecticut Retirement Plans and Trust Funds the proposal previously submitted by Mr. John P. M. Higgins concerning board chairman and CEO in connection with ExxonMobil's 2009 annual meeting of shareholders. Share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. John P. M. Higgins

RECEIVED
DEC 17 2008
S.M. DERKACZ

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning board chairman and CEO, which I have co-filed on behalf of the Connecticut Retirement Plans and Trust Funds for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Mr. John P. M. Higgins as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Howard G. Rifkin

EXHIBIT B

Chris Rossi

FISMA & OMB Memorandum M-07-16

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 0 2 2008 -3
Routed For Action to: David
Informational Copy to:

Mr. Rex W. Tillerson
Chairman
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Rule 14a-8 Proposal

Dear Mr. Tillerson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Chris Rossi 10/06/08

cc: Henry Hubble
Corporate Secretary
PH: 972-444-1157
FX: 972-444-1505*
FX: 972 444-1350
FX: 972 444-1348
James Parsons <james.e.parsons@exxonmobil.com>
Counsel

[XOM: Rule 14a-8 Proposal, November 27, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

Statement of Chris Rossi

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Sempra were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance:

- The Corporate Library www.thecorporatelibrary.com, an independent research firm rated our company "High Concern" in executive pay and only 59% of CEO pay was incentive-based.
- Our directors also served on boards rated "D" by the Corporate Library:

James Houghton	Corning (GLW)
Edward Whitacre	Anheuser-Busch (BUD)
Michael Boskin	Oracle (ORCL)
William George	Goldman Sachs (GS)
Larry Faulkner	Temple-Inland (TIN)
Samuel Palmisano	International Business Machines (IBM)

- James Houghton (on our audit committee) was designated as an "Accelerated Vesting" director by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost.
- Marilyn Nelson had long tenure of 17-years (independence concern) and was one of only 3-members on our nomination committee.
- We had no shareholder right to:
  - Call a special meeting.
  - Vote on executive pay.
  - Cumulative voting.
  - An independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Chris Rossi, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT C

DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, D.C.

Mail To: P.O. Box 1945 Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: 973-966-8196 F: (973) 966 1015

January 23, 2009

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: *Shareholder Proposal – Ram Trust Services*

Exxon Mobil Corporation (the "*Corporation*"), a corporation organized under the New Jersey Business Corporation Act (the "*Act*"), has received a request to include in its proxy materials for its 2009 annual meeting of shareholders the following proposal (the "*Proposal*"):

> RESOLVED that Sections 4, 5 and 6 of Article IV of the by-laws be amended to read as follows:
>
> 4. The chairman of the board shall preside at all meetings of shareholders and directors. The chairman of the board shall not otherwise be an officer or employee of the corporation and, subject to the board of directors, shall speak for, and direct the administration of the activities of, the board of directors.
>
> 5. The president shall be the chief executive officer of the corporation and, subject to the board of directors, shall have general care and supervision of the business and affairs of the corporation.
>
> 6. In the event of death, absence, or disability of the president, an executive or senior vice president may be designated by the board to exercise the powers and perform the duties of the president.

You have asked us whether the Proposal is a proper subject for action by shareholders under the law of the State of New Jersey and whether the implementation of the Proposal by the Corporation violates New Jersey law.

We have reviewed the Proposal and its supporting statement ("*Supporting Statement*"), which were submitted to the Corporation by Ram Trust Services. We have reviewed the

Restated Certificate of Incorporation (the "*Certificate of Incorporation*") and the By-laws (the "*By-laws*") of the Corporation.

Conclusion

For the reasons that follow, it is our opinion that the Proposal is not a proper subject for shareholder action under the law of the State of New Jersey and that the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

Discussion

I. *The bylaw provisions contemplated by the Proposal, if adopted, would conflict with pre-existing provisions of the By-laws that would continue in force following the adoption of such bylaw provisions.*

The Proposal, if implemented, would amend Article IV, Section 4 of the By-laws such that "[t]he chairman of the board shall not otherwise be an officer or employee of the [C]orporation...." As the Supporting Statement makes multiple references to a nonexecutive chairman, we assume the quoted language means that the chairman of the Board of Directors (the "Board") of the Corporation cannot be an officer or employee of the Corporation. Existing provisions in the By-laws that the Proposal does not seek to amend, and thus would continue to be in force, conflict with the Proposal's bylaw amendment. In this regard, Article IV of the By-laws, entitled "Officers," specifically designates the chairman of the Board as an officer of the Corporation. Article IV, Section 1 also provides that "[t]he chairman of the board and the president shall each be a director, but the other officers need not be members of the board" (*emphasis added*). The reference to "the other officers" clearly indicates that the bylaw provision contemplates the chairman of the Board to be an officer of the Corporation. Therefore, adopting the bylaw amendments under the Proposal to require a non-officer, non-employee chairman of the Board would conflict directly with the pre-existing and continuing provisions of the By-laws that designate the chairman as an officer of the Corporation.

Article IV, Section 4 as amended under the Proposal would create an additional internal inconsistency. The amended bylaw provision would give the chairman the exclusive authority to "speak for, and direct the administration of the activities of, the board of directors." However, existing provisions of the By-laws give persons other than the chairman of the Board the right to call special meetings and to change the time, date and venue of regular meetings of the Board, in direct conflict with the proposed Section 4 amendment. In particular, Article II, Section 2 of the By-laws allows "the president, any vice president who is a member of the board, or the secretary [to] change the day or hour or place of any single regular meeting from that determined by the board...." Section 2 further permits special meetings of the board to be called "at the direction...of the president or of any vice president who is a member of the board, or, in the absence of such officers, at the direction of any one of the directors." Calling special meetings of the Board and changing the day, time or venue of regular meetings of the Board are clearly acts within the purview of "the administration of the activities of [the Board]." By conferring upon the chairman the exclusive power to direct the administration of Board activities, Section 4 of Article IV, as amended, would be inconsistent with the pre-existing and continuing Article II, Section 2 of the By-laws.

The proposed bylaw amendment would direct the Corporation to violate other existing and continuing provisions in the By-laws, rendering the proposed bylaw amendment invalid under New Jersey law. Although there are no relevant New Jersey cases, Delaware case law is instructive on this point. When faced with novel issues of corporate law, New Jersey courts have often consulted Delaware's corporate law for guidance. See, e.g., In re Prudential Ins. Co. Derivative Litigation, 282 N.J. Super. 256 (N.J. Super. App. Div. 1995) ("Delaware is recognized as a pacesetter in the area of corporate law."); Pogostin v. Leighton, 216 N.J. Super. 363 (N.J. Super. Ct. App. Div. 1987) ("As the issue involved herein is one of corporate law, an appropriate source of reference is the law of Delaware."). In CA, Inc. v. AFSCME, the Delaware Supreme Court noted that "[b]ylaws, by their very nature, set down rules and procedures that bind a corporation's board and its shareholders." 953 A.2d 227, 234 (Del. Sup. Ct. 2008). In a separate case, the Delaware Chancery Court concurred with the view that "the violation of [a] by-law, without more, is sufficient to support a claim for coercive relief that would enforce the command of that by-law." H.F. Ahmanson & Co. v. Great Western Financial Corp., 1997 WL 225696, at *3 (Del. Ch. April 24, 2997). Holding otherwise would "violate basic concepts of corporate governance." Id.

Accordingly, Section 1 of Article IV and Section 2 of Article II of the By-laws are among the "rules and procedures" that govern the Corporation, and they would continue to bind the Corporation after the adoption of the proposed bylaw amendment. Because the Proposal seeks to amend the By-laws in a way that would generate internal inconsistencies within the By-laws, thereby causing the Corporation to violate existing and continuing provisions of the By-laws, the proposed bylaw amendments would be invalid under New Jersey law.

II. *The Proposal, by requiring the chairman of the Board to be a non-officer of the Corporation, violates the statutory provision in the Act specifying that the chairman of a New Jersey corporation be an officer of the corporation.*

Section 14A:6-15(1) of the Act provides that "[t]he officers of a corporation shall consist of a president, a secretary, a treasurer, and, if desired, a chairman of the board...." A New Jersey corporation, therefore, is accorded the liberty of deciding whether or not to appoint a chairman of the board. If the corporation chooses to appoint a chairman, the statute specifically designates the chairman as an officer of the corporation. By requiring that the chairman be a non-officer of the Corporation, the proposed bylaw amendments, if adopted, would violate the mandate of Section 14A:6-15(1), and therefore, New Jersey law.

III. *The Proposal, by requiring that the chairman of the Board be a non-officer and non-employee of the Corporation, impermissibly restricts the Board's authority to manage the business and affairs of the Corporation in violation of the Act.*

The Act expressly permits the same person to hold two or more offices in a New Jersey corporation. Section 14A:6-15(2) of the Act. Pursuant to Section 14A:6-15(1), the chairman of the board is deemed an "officer" of a corporation under the Act: "The officers of a corporation shall consist of a president, a secretary, a treasurer, and, if desired, a chairman of the board....Unless otherwise provided in the by-laws, the officers shall be elected by the board" (*emphasis added*). Pursuant to the foregoing provisions, the Act gives the Board the right to appoint the same person to two or more offices, one of which may include that of the chairman. The Proposal acts to prohibit the Board from taking such an action as permitted by the Act.

The Act grants both the board and the shareholders of a New Jersey corporation the power to adopt, amend or repeal the bylaws. Section 14A:2-9(1) provides that "...the board shall have the power to make, alter and repeal by-laws unless such power is reserved to the shareholders in the certificate of incorporation, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders." The Certificate of Incorporation does not reserve the power to amend By-laws to the shareholders of the Corporation. Hence, pursuant to Section 14A:2-9(1) of the Act, both the Board and the shareholders of the Corporation concurrently possess the power to adopt, amend and repeal the By-laws.

The power of the shareholders to adopt, amend or repeal bylaws, however, is not identical to or coextensive with that of the Board. This is because Section 14A:2-9(1) must be read in conjunction with Section 14A:6-1(1) of the Act, which provides that the business and affairs of a corporation are to be managed by the board of a corporation, "except as in [the Act] or in its certificate of incorporation otherwise provided." The Certificate of Incorporation provides that "[e]xcept as otherwise provided by statute or by this certificate of incorporation or the by-laws of the corporation as in each case the same may be amended from time to time, all corporate powers may be exercised by the board of directors." The Certificate of Incorporation does not contain any provision granting the shareholders the right to limit the authority or power of the Board. The By-laws similarly provide that "the business and affairs of the corporation shall be managed by its board of directors." No such broad management power is granted to the shareholders of the Corporation under the Act, the Certificate of Incorporation or the By-laws. Therefore, the shareholders' power to adopt, amend or repeal the By-laws is subject to the Board's management prerogatives under Section 14A:6-1(1).

A United States district court has observed that New Jersey case law indicates that the scope of the board's power to manage the corporation "is very broad indeed." Brooks v. Standard Oil Company, 308 F. Supp. 810, 814 (S.D.N.Y. 1969). In Brooks, the court examined whether the Securities and Exchange Commission ("*SEC*") had properly construed New Jersey law in determining that a shareholder proposal that sought to encroach on the board's management and policy-making authority was not a proper subject for shareholder action and, therefore, could be omitted from the company proxy statement. In reaching its conclusion that the exclusion of the shareholder proposal was proper, the court in Brooks noted that both Section 14A:6-1 of the Act and the corporation by-laws provided the board of directors the authority to manage the business and affairs of the corporation. Id.

Under New Jersey law, questions of management are "left solely to the honest decision of the directors if their powers are without limitation and free from restraint," because any other policy would "substitute the judgment and discretion of others in place of those determined on by the scheme of the corporation." Ellerman v. Chicago Junction Railways, 49 N.J. Eq. 217, 232 (N.J. Ch. 1891). Absent a valid restriction on the discretion or powers of the board, the board of directors is solely responsible for the management of the corporation. See Madsen v. Burns Bros., 108 N.J. Eq. 275, 281 (N.J. Ch. 1931); Elevator Supplies Co. v. Wylde, 106 N.J. Eq. 163, 166 (N.J. Ch. 1930). The authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law. Elevator Supplies Co., 106 N.J. Eq. at 164. Questions of business policy are entrusted to the board of directors because such persons "are elected by the stockholders for the precise purpose of determining such problems." Laredef Corp. v. Federal Seaboard Terra Cotta Corp., 131 N.J. Eq. 368, 374 (Ch. 1942).

At issue is whether the shareholder-proposed bylaw, if adopted, would improperly infringe upon the Board's management authority granted by New Jersey law. To that end, the underlying function of a shareholder-proposed bylaw must be identified. Given the absence of pertinent New Jersey case law, we again find it appropriate to look to Delaware case law. In CA, the Delaware Supreme Court applied the following standard to a shareholder-proposed bylaw: "a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." 953 A.2d at 234-35. To do the former would violate the statutory mandate that the business and affairs of a corporation are to be managed by the board. While bylaws that serve to regulate the process by which the board acts are permissible, bylaws that seek to dictate the outcome, and therefore the substance, of the board's decisions are not.

A proposed bylaw's wording is not dispositive of whether or not it is process-related. CA, 953 A.2d at 236. Whether or not a bylaw is process-related must necessarily be determined in light of its context and purpose. Id. at 236-37. The bylaw amendment under the Proposal, by requiring that the chairman of the Board be a non-officer and non-employee of the Corporation, is not one that merely prescribes the procedures to elect officers. Rather, it is mandating the substance of a Board decision – i.e., that the Board cannot appoint the same person to be the chairman while concurrently holding another officer or employee position with the Corporation, no matter how competent and suitable that individual may be with respect to both roles. By requiring the chairman of the Board to be a non-officer and non-employee of the Corporation, the Proposal would prohibit the chairman from also serving as the chief executive officer of the Corporation. Currently, Mr. Rex W. Tillerson serves in both positions. The Proposal would force the Board to remove Mr. Tillerson from one of the positions and to appoint a second person whom they may find less qualified to fill the role. As such, the Board is deprived of its right to manage the Corporation by determining whether the same person should hold both the chairman and the chief executive officer positions. By dictating the substance of a Board decision – namely, that the same person, no matter how qualified, may not fill both roles – the Proposal impermissibly intrudes upon the Board's right to select officers and hence, the Board's right to manage the business and affairs of the Corporation.

Article IV, Section 4 of the By-laws currently requires that the chairman also be the chief executive officer of the Corporation. If the Proposal sought to amend Article IV, Section 4 of the By-laws to create separate offices for the chairman and the chief executive officer of the Corporation such that the chairman is not required to be the chief executive officer, then such a proposed amendment would be a procedural, and therefore permissible, bylaw. A shareholder-proposed amendment requiring approval by a unanimous vote of the directors in order to elect the same person as both the chairman and the chief executive officer – a procedural requirement – would also be permissible. In contrast, a shareholder-adopted bylaw mandating that the chairman and the chief executive officer of the Corporation be the same person would be substantive and hence violative of Section 14A:6-1(1).

The bylaw amendments under the Proposal would eliminate the Board's ability to appoint another person to act for the chairman in the latter's absence. Article IV, Section 5 of the By-laws currently provides: "...In the absence of the chairman of the board, the president shall preside at meetings of the shareholders and directors and exercise the other powers and duties of the chairman." Article IV, Section 6 of the By-laws further provides: "In the event of the death, absence, or disability of the chairman of the board and the president, an executive or senior vice president may be designated by the board to exercise the powers and perform the duties of these offices." By amending the foregoing sections of the By-laws, the Proposal entirely eliminates the right of the Board to deputize another person to act for the chairman in the event of the chairman's absence. Without granting the Board the right to deputize, the By-laws, as amended, would render the Corporation incapable of holding a meeting of the shareholders or of the Board without the chairman being present. As appointing another person to act for the chairman on a temporary basis is a fundamental right of the Board in the discharge of its statutory functions under Section 14A:6-1(1), the removal of such right is an impermissible encroachment on the management power of the Board.

The Proposal represents an improper attempt by shareholders to restrict the authority of the Board as conferred by Section 14A:6-1(1) of the Act. No provision in the Act, the Certificate of Incorporation or the By-laws permits such a restriction on the Board's management power. As set forth above, a long-standing principle of New Jersey law is that the board, rather than shareholders, manage the business and affairs of a New Jersey corporation. The shareholders of a New Jersey corporation cannot unilaterally make, or require the Board to make, certain decisions on matters that are specifically conferred on the Board by statute. Because the Proposal, if implemented, would infringe upon the decision-making with respect to matters which, under New Jersey law, fall within the province of the Board, it is contrary to, and in violation of, New Jersey law.

IV. *The Proposal, if implemented, would cause the Board to breach its fiduciary duties under the Act.*

Directors of a New Jersey corporation owe a fiduciary obligation to the corporation and its shareholders to discharge their management duties "in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions." Section 14A:6-14(1) of the Act. Unlike Delaware, the requirement for the board of directors to exercise fiduciary duties is codified by statute in New Jersey.

Even if the shareholders of the Corporation had the authority to adopt the bylaw amendments under the Proposal in spite of Section 14A:6-1(1), the implementation of the Proposal would force the Board to violate its fiduciary duties to the Corporation and its shareholders under Section 14A:6-14(1) of the Act. The Board is under a fiduciary duty to act in the best interest of the Corporation and its shareholders. Accordingly, the Board is also under a fiduciary duty to appoint the most competent and suitable persons to lead the Corporation. The Proposal, however, would require that the Board appoint two different individuals to the respective roles of the chairman and the chief executive officer, regardless of whether the Board believes that doing so is in the best interest of the Corporation and its shareholders. Separating the two roles would not be in the best interest of the Corporation and its shareholders if the Board has identified only one person who is most qualified to fill both roles. The implementation of the Proposal would also require the Board to remove Mr. Tillerson from his position as chief executive officer or chairman of the Board, even though such removal may not be in the best interest of the Corporation and its shareholders. The Proposal has the effect of removing from the Board its duty to use its best judgment to select the best management structure and personnel both for management of the Corporation and for Board affairs. By requiring the chairman to be a separate person from the chief executive officer, the Board would be precluded from exercising its authority in circumstances where its fiduciary duties would otherwise require the Board to choose the same person to serve in both positions.

For the reasons above, implementing the Proposal would compel the Board to violate its fiduciary duties under the Act by taking actions that are contrary to the best interests of the Corporation and its shareholders. As a result, we are of the opinion that the Board would be unable to implement the Proposal without violating Section 14A:6-14(1) of the Act.

In conclusion, because the Proposal cannot be implemented without directly contravening the Act, we are of the opinion that it is contrary to, and in violation of, New Jersey law.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the law of the State of New Jersey and the federal laws of the United States. Except for submission of a copy of this letter to the SEC in connection with its consideration of inclusion and exclusion of materials in the Corporation proxy materials for its 2009 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP